Exhibit 12

Alliance One International, Inc. and Subsidiaries

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(in thousands)	2014	2013	2012	2011	2010

Pretax income from continuing operations	$(48,120)	$51,067	$54,158	$32,849	$74,192

Distributed income of equity investees	843	998	1,480	—	430

Fixed charges	124,491	121,770	113,852	107,975	118,602

Earnings	77,214	173,835	169,490	140,824	193,224

Interest	114,053	111,064	103,500	98,561	109,410

Amortization of charges and other	10,438	10,706	10,352	9,414	9,193

Fixed Charges	124,491	121,770	113,852	107,975	118,603

Ratio of Earnings to Fixed Charges	n/a	1.43	1.49	1.30	1.63

Coverage Deficiency	47,277	n/a	n/a	n/a	n/a